

January 12, 2009

By facsimile to (202) 637-5910 and U.S. Mail

Mr. Cary J. Claiborne
Chief Financial Officer and Secretary
New Generation Biofuels Holdings, Inc.
1000 Primera Boulevard, Suite 3130
Lake Mary, FL 32746

Re: New Generation Biofuels Holdings, Inc.
       Registration Statement on Form S-3
       Filed December 24, 2008
       File No. 333-156449

Dear Mr. Claiborne:

We have limited our review of the filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise the document in response to these comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Description of Securities, page 4

1.   Refer to this section's third paragraph. You may not qualify information in a prospectus on Form S-3 to exhibits such as New Generation Biofuels' articles and bylaws outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. Additionally, you may not qualify information in a prospectus on Form S-3 by

reference to the Florida Business Corporation Act. Please revise. Also, please apply this comment to similar language in the last paragraph under "Warrants" on page 6.

Legal Matters, page 9

2.   Provide counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

Information Incorporated by Reference, page 10

3.   Include New Generation Biofuels' Commission file number for filings made under the Exchange Act.

Closing

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys the responses to the comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of the amendment and the responses to the comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since New Generation Biofuels and its management are in possession of all facts relating to the disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when New Generation Biofuels requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Steven M. Kaufman, Esq.
        Hogan & Hartson LLP
        555 13th Street, N.W.
        Washington, DC 20004